Exhibit 21
List of Subsidiaries
North Penn Bancorp, Inc. is a mid-tier stock holding company in a mutual holding company structure. North Penn Mutual Holding Company is the parent of North Penn Bancorp, Inc. North Penn Bancorp, Inc. is the parent of North Penn Bank.

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